SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 26, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F
                                       --        --

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       --     --

Enclosures:

   1.  Invitation for Telephone Conference, First Half 2002 Sales & Results; and
   2.  Pre-Results Announcement, Quarterly Breakdown 2001.

NOVARTIS LOGO               Investor Relations       Novartis International AG
                                                     CH-4002 Basel
                                                     Switzerland
                                                     Karen J Huebscher, PH.D.
                                                     Tel +41 61 324 8433
                                                     Nafida Bendali
                                                     Tel +41 61 324 3514
                                                     Sabine Moravi, MBA
                                                     Tel + 41 61 324 8989
                                                     Fax + 41 61 324 8844
                                                     Silke Zentner
                                                     Tel + 41 61 324 8612
                                                     Francisco Bouzas
                                                     Tel + 41 61 324 2462
                                                     Fax + 41 61 324 8844
                                                     Internet Address:
                                                     http://www.novartis.com

                     - INVITATION FOR TELEPHONE CONFERENCE -

                         First Half 2002 Sales & Results

Dear Investor

We are pleased to invite you to our First Half Sales & Results 2002 conference call. Please below the following dial-in numbers:

Date:             Monday, July 22, 2002

Time:             Advisable:  dial-in 10 minutes before
                  06.00 p.m.     Switzerland
                  05.00 p.m.     UK
                  12.00 p.m.     New York

Phone numbers:    +41 91 610 4111 or Free-phone +800 2467 8700 Europe and ROW
                  +1 800 860 2442 US

You may access the conference call as a live audio webcast on the Internet: http://www.novartis.com/investors (under Upcoming Event). This information will be available for tests and for the submission of questions in advance from July 15, 2002 on.

Additional information will be available on Monday, July 22, on the Internet http://www.novartis.com/investors/sales_results_releases.shtml

Playback for 48 hours

Date:             Monday, July 22, 2002

Time:             07.00 p.m.   Switzerland
                  06.00 p.m.   UK
                  01.00 p.m.   New York

Phone numbers:    +41 91 612 43 30  Europe and ROW
                  +1 877 344 7529   US

Code:             335 (followed by the # sign)

                                  NOVARTIS LOGO


                            Pre-Results Announcement

                            Quarterly Breakdown 2001

                         Investor Relations, June 2002

Comments

--------------------------------------------------------------------------------

On the following slides you will find for 2001

     o Sector sales and operating income figures updated for the split of Consumer Health into OTC, Medical Nutrition and Infant & Baby

     o Sector sales figures showing a regional breakdown into US and RoW

     o Breakdown of quarterly operating margins


                                                                   NOVARTIS LOGO

Quarterly Breakdown of Sales by Sector 2001

--------------------------------------------------------------------------------

                                    First Quarter          Q1        Second Quarter      Half Year
                                    US        RoW       Total          US       RoW          Total
                                 CHF m      CHF m       CHF m       CHF m     CHF m          CHF m
                                 -----      -----       -----       -----     -----      ---------
Group                            2,876      4,348       7,224       3,341     4,702         15,267

Pharmaceuticals                  1,793      2,745       4,538       2,174     2,977          9,689

Generics                           156        372         528         176       417          1,121

OTC                                175        426         601         181       432          1,214

Animal Health                       75        165         240          74       176            490

Medical Nutrition & HFF             97        276         373         111       293            777

Infant & Baby                      401        120         521         427       147          1,095

CIBA Vision                        179        244         423         198       260            881


                                                                   NOVARTIS LOGO

Quarterly Breakdown of Sales by Sector 2001

--------------------------------------------------------------------------------

                                    Third Quarter          Q3        Fourth Quarter      Full Year
                                    US        RoW       Total          US       RoW          Total
                                 CHF m      CHF m       CHF m       CHF m     CHF m          CHF m
                                 -----      -----       -----       -----     -----      ---------
Group                            3,665      4,452       8,117       3,604     4,655         31,643

Pharmaceuticals                  2,395      2,812       5,207       2,275     3,010         20,181

Generics                           228        408         636         229       447          2,433

OTC                                230        422         652         246       426          2,538

Animal Health                       78        147         225         103       144            962

Medical Nutrition & HFF            109        256         365         129       244          1,515

Infant & Baby                      412        135         547         453       132          2,227

CIBA Vision                        214        271         485         169       252          1,787

                                                                   NOVARTIS LOGO

Sales Adjustments1 For 2001

--------------------------------------------------------------------------------

                                     Q1         Q2     Half Year        Q3        Q4     Full Year
                                  CHF m      CHF m                   CHF m     CHF m         CHF m
                                  -----      -----     ---------     -----     -----     ---------
Group                               -96       -101          -197      -103       -95          -395

OTC                                 -30        -29           -59       -29       -41          -129

Infant & Baby                       -55        -55          -110       -66       -40          -216

Medical Nutrition & HFF             -11        -17           -28        -8       -14           -50


1 adjustments for changes in accounting policy on sales incentives and discounts to retailers

                                                                   NOVARTIS LOGO

Quarterly Breakdown of Operating Income by Sector 2001

--------------------------------------------------------------------------------

                                     Q1         Q2    Half Year        Q3        Q4     Full Year
                                  CHF m      CHF m        CHF m     CHF m     CHF m         CHF m
                                  -----      -----    ---------     -----     -----     ---------
Group                              1,545     1,935        3,480     1,873     1,924         7,277

Pharmaceuticals                    1,244     1,451        2,695     1,436     1,546         5,677

Generics                              65        76          141        68        72           281

OTC                                   58        92          150       128       174           452

Animal Health                         44        22           66        30        42           138

Medical Nutrition & HFF               18        24           42        17        21            80

Infant & Baby                         90       103          193        94       101           388

CIBA Vision                            6        81           87        69        18           174

Corporate income, net                 20        86          106        31       -50            87

                                                                   NOVARTIS LOGO

Quarterly Breakdown of Operating Margins by Sector 2001

--------------------------------------------------------------------------------

                                     Q1         Q2    Half Year        Q3        Q4     Full Year
                                   in %       in %         in %      in %      in %          in %
                                   ----       ----    ---------      ----      ----     ---------

Group                              21.4       24.1         22.8      23.1      23.3          23.0

Pharmaceuticals                    27.4       28.2         27.8      27.6      29.3          28.1

Generics                           12.3       12.8         12.6      10.7      10.7          11.5

OTC                                 9.7       15.0         12.4      19.6      25.9          17.8

Animal Health                      18.3        8.8         13.5      13.3      17.0          14.3

Medical Nutrition & HFF             4.8        5.9          5.4       4.7       5.6           5.3

Infant & Baby                      17.3       17.9         17.6      17.2      17.3          17.4

CIBA Vision                         1.4       17.7          9.9      14.2       4.3           9.7

                                                                   NOVARTIS LOGO

2001 Quarterly Consolidated Income Statement

Quarterly Breakdown of Operating Margins by Sector 2001

--------------------------------------------------------------------------------

                                                      Q1          Q2      1H2001          Q3          Q4      FY2001
                                                     CHF         CHF         CHF         CHF         CHF         CHF
                                                millions    millions    millions    millions    millions    millions
                                                --------    --------    --------    --------    --------    --------
Total sales                                        7,224       8,043      15,267       8,117       8,259      31,643
   Cost of goods sold                             -1,874      -1,930      -3,804      -2,000      -2,082      -7,886
Gross profit                                       5,350       6,113      11,463       6,117       6,177      23,757
   Marketing & Distribution                       -2,499      -2,766      -5,265      -2,689      -2,749     -10,703
   Research & Development                           -929      -1,081      -2,010      -1,057      -1,122      -4,189
   General & Administration                         -377        -331        -708        -498        -382      -1,588
Operating income                                   1,545       1,935       3,480       1,873       1,924       7,277
   Income from associated companies                   31          46          77          23          39         139
   Financial income, net                             217         735         952         197         -82       1,067
Income before taxes and minority interests         1,793       2,716       4,509       2,093       1,881       8,483
   Taxes                                            -305        -463        -768        -399        -273      -1,440
   Minority interests                                 -3          -9         -12         -11           4         -19
Net income                                         1,485       2,244       3,729       1,683       1,612       7,024

                                                                   NOVARTIS LOGO

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   Novartis AG


Date: June 26, 2002                By:  /s/ MALCOLM B. CHEETHAM
                                        --------------------------------

                                   Name:   Malcolm B. Cheetham
                                   Title:  Head Group Financer
                                           Group Fin. Reporting and Accounting